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                              January 20, 2022

       Panagiotis N. Lazaretos
       Chief Executive Officer
       brooqLy, Inc.
       10101 S. Roberts Road
       Suite 209
       Palos Hills, Illinois 60465

                                                        Re: brooqLy, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 22,
2021
                                                            File No. 333-261835

       Dear Mr. Lazaretos:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed December 22, 2021

       Registration Statement Cover Page, page 1

   1. Please check the box on the cover page to indicate that you are a smaller reporting company, or advise.
       Prospectus Cover Page, page 3

   2.                                                   Please disclose
prominently on the cover page that the Company is currently controlled by its three officers.
Additionally, describe the voting power expected to be held by the three officers following this
offering.
 Panagiotis N. Lazaretos
FirstName  LastNamePanagiotis N. Lazaretos
brooqLy, Inc.
Comapany
January 20,NamebrooqLy,
            2022        Inc.
January
Page 2 20, 2022 Page 2
FirstName LastName
Cautionary Statements Regarding Forward-Looking Statements, page 6

3. Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act
         of 1933 do not apply to initial public offerings. Accordingly, please revise to remove these references.
Implications of Being an Emerging Growth Company, page 9

4. Please update this section to reflect that the current revenue threshold for an emerging growth company is $1.07 billion. Refer to the definition of Emerging Growth Company in
         Rule 405 under the Securities Act.
Description of Business
Industry Background, page 35

5. You disclose that your business offering is a unique combination of social networking platforms and online food ordering platforms. However, there appears to be no discussion in the prospectus of how your food ordering platforms operate. Please revise or advise.
Exhibits

6.       Please file executed copies, rather than or in addition to the    Form
of" versions, of
         Exhibits 10.1, 10.2, 10.3, and 10.4.
7. Please file a consent from your auditor as an exhibit. Refer to Item 601(b)(23) of
         Regulation S-K.
General

8. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Panagiotis N. Lazaretos
brooqLy, Inc.
January 20, 2022
Page 3

       You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Olivia Bobes, Staff
Attorney, at (202) 551-7361 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



FirstName LastNamePanagiotis N. Lazaretos                Sincerely,
Comapany NamebrooqLy, Inc.
                                                         Division of
Corporation Finance
January 20, 2022 Page 3                                  Office of Technology
FirstName LastName